                                    FILED BY SUIZA FOODS CORPORATION PURSUANT TO
                                    RULE 425 OF THE SECURITIES ACT OF 1933 AND
                                    DEEMED FILED PURSUANT TO RULE 14a-12 OF THE
                                    SECURITIES EXCHANGE ACT OF 1934

                                    SUBJECT COMPANY:  DEAN FOODS COMPANY
                                    COMMISSION FILE NO. 333-64936

Some of the statements in this document are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to (1) the impact the companies expect the proposed transaction to have on earnings per share, (2) the companies' expectations about their ability to successfully integrate the combined businesses, (3) the amount of cost savings and overall operational efficiencies the companies expect to realize as a result of the proposed transaction, (4) when the companies expect to close the proposed transaction, (5) the level of divestitures necessary to obtain regulatory approval, (6) the companies' projected combined sales, EBITDA and margins, (7) the ability of the companies to implement and continue branding initiatives and product innovations in a cost effective manner, (8) the ability of the companies to obtain financing for the transaction upon the terms contemplated, and (9) the ability to meet their stated financial goals. These statements involve risks and uncertainties which may cause results to differ materially from those set forth in these statements. The ability to achieve the earnings per share projected and to realize projected cost savings and operational efficiencies is dependent upon their ability in the time periods projected, to (i) consolidate or reduce certain administrative or centralized functions, (ii) obtain certain goods and services more cost effectively, (iii) shift production and distribution between operating locations without disruption in their operations or in their relations with their customers, and (iv) close the proposed transactions on the terms contemplated. The ability to close the proposed transaction in the third quarter is subject to receipt of shareholder approval and regulatory approval. The level of divestitures necessary to obtain regulatory approval of the transaction is subject to the extent of competition in the various markets in which the combining companies operate, as determined by the Department of Justice, other regulatory authorities and potentially, state and federal courts. The ability of the companies to achieve projected combined sales, EBITDA and margins is dependent upon the ability of the combining companies to maintain their existing customer and other business relationships or to replace such customers or business relationships with other comparable relationships and upon economic, governmental and competitive conditions generally. The ability of the companies to obtain financing and the terms of such financing is subject to the financial condition and operating performance of each of the combining companies prior to closing and to economic and financial market conditions generally. Other risks affecting the business of the companies are identified in their filings with the Securities and Exchange Commission, including the Suiza Foods Annual Report on Form 10-K for the year ended December 31, 2000 and the Dean Foods Annual Report on Form 10-K for the year ended May 28, 2000. All forward-looking statements in this press release speak only as of the date hereof. Suiza and Dean Foods expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in their expectations or any changes in the events, conditions or circumstances on which any such statement is based.


Other Legal Information

Suiza and Dean Foods have filed with the SEC a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. In addition, Suiza and Dean Foods will prepare and file a definitive joint proxy statement/prospectus and other relevant documents concerning the proposed merger transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AND ANY AMENDMENTS OR SUPPLEMENTS TO THE DEFINITIVE

JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION CONCERNING THE PROPOSED TRANSACTION. Investors will be able to obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http: //www.sec.gov). In addition, definitive the joint proxy statement/prospectus and other documents filed by Suiza and Dean Foods with the SEC may be obtained free of charge by contacting Suiza Foods Corporation, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attn:
Investor Relations (tel 214-303-3400), or Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attn: Corporate Secretary (tel 847-678-1680).

Suiza, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza and Dean Foods in connection with the transaction. The directors and executive officers of Suiza and their beneficial ownership of Suiza common stock are set forth in the proxy statement for the 2001 annual meeting of Suiza. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza and Dean Foods free of charge at the SEC's website (http://www.sec.gov). Stockholders of Suiza and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus when it becomes available.

[SUIZA FOODS LOGO]

                                          NEWS RELEASE

                                          Contacts: Cory M. Olson
                                                    Vice President and Treasurer
                                                    (214) 303-3645

                                                    P.I. Aquino
                                                    Assistant Treasurer
                                                    (214) 303-3437

-------------------------------------------------------------------------------
                     SUIZA FOODS CORPORATION DELIVERS $1.11
                  IN SECOND QUARTER DILUTED EARNINGS PER SHARE


            Suiza Announces $1.31 in Diluted Cash Earnings Per Share


         DALLAS, Aug. 7 /PRNewswire/ -- Suiza Foods Corporation (NYSE: SZA), the nation's leading dairy processor and distributor, today announced net sales totaled $1.5 billion for the quarter ended June 30, 2001, an increase of 6.5% over the second quarter of 2000. Diluted earnings per share before non-recurring items for the quarter totaled $1.11, an increase of 4.7% from $1.06 in the second quarter of 2000.


         Diluted cash earnings per share for the second quarter increased 4.8% to $1.31. The calculation of cash earnings per share excludes amortization of goodwill and certain intangibles as if the recently issued Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" had been effective for the periods.


         "Our operating units delivered another quarter of strong results despite a very challenging raw material environment," said Gregg Engles, Chairman and Chief Executive Officer of Suiza Foods. "Butterfat averaged $2.10 per pound, up 63% over last year, and raw milk costs increased 25% to $14.21 per hundred weight. This is clearly one of the most difficult operating environments we have experienced, and in light of these conditions, our performance is a real tribute to the strength of our management team."

         During the second quarter of 2000, the company recorded a one-time pretax gain of $3.6 million related to the curtailment of certain benefit plans. This gain had a $1.4 million impact net of taxes and minority interest, equal to $0.03 per diluted share. Excluding this gain, diluted earnings per share and diluted cash earnings per share would have increased 7.8% and 7.6% respectively in the second quarter period.


         Second quarter consolidated operating income before non-recurring items totaled $102.9 million, or 6.7% of sales, compared with $104.5 million reported in the second quarter of 2000. Excluding the curtailment gain, operating income would have increased 1.9%, and operating margins would have declined 30 basis points. The margin decline is due primarily to significantly higher raw material costs in the current period.


         Sales for the first six months of 2001 totaled $3.0 billion, an increase of 6.1% over last year. Operating income before non-recurring items grew 2.8% to $187.6 million. Before non-recurring items, diluted earnings per share totaled $1.92, an increase of 8.5% over last year, and diluted cash earnings per share totaled $2.33, an increase of 8.9%.


RECENT HIGHLIGHTS

         o In May, the company announced an agreement with Procter & Gamble to launch and market Folgers Jakada(TM), a chilled coffee drink made from Folgers coffee and lowfat milk. Under this new licensing agreement Morningstar Foods will produce, promote and distribute Folgers Jakada, and P&G will receive a licensing fee generated from all Folgers Jakada sales while retaining ownership of the Folgers trademark. The company expects to launch Folgers Jakada in the fourth quarter of this year.

         o In July, Suiza filed a preliminary joint proxy statement/prospectus with the Securities and Exchange Commission in connection with its proposed merger with Dean Foods (NYSE: DF). The company intends to finalize and mail the proxy statement/prospectus to its shareholders in mid August. A separate press release was issued today to provide additional information regarding the company's merger with Dean Foods.

         o On July 31, the company completed the syndication of its $2.7 billion bank financing. The proceeds will be used to provide funding for the Dean Foods transaction and to provide funds for general corporate purposes.

CONFERENCE CALL WEBCAST

A conference call to discuss the company's second quarter financial performance and the outlook for the balance of the year, including an update on the company's pending merger with Dean Foods, will be held at 10:00 a.m. eastern today. The call may be heard live by visiting the "Conference Calls and Webcasts" section of the company web site at www.suizafoods.com.

Suiza Foods Corporation, based in Dallas, is the nation's leading dairy processor and distributor, producing a full line of company-branded and customer-branded products. National brands include International Delight(R), Second Nature(R), Naturally Yours(R), Mocha Mix(R), Sun Soy(TM), kidsmilk(TM) and fitmilk(R). Regional brands include Adohr Farms(R), Barbe's(R), Broughton(R), Brown's Dairy(TM), Country Delite(R), Country Fresh(R), Dairy Gold(R), Dairymen's(R), Flav-O-Rich(R), Garelick Farms(R), Hygeia(R), Lehigh Valley Farms(R), London's(R), Meadow Gold(R), Model Dairy(R), Oak Farms(R), Poudre Valley(R), Robinson(R), Schenkel's All Star Dairy, Schepps(R), Shenandoah's Pride(R), Suiza Dairy(R), Swiss Dairy(TM), Louis Trauth Dairy(R), Tuscan(R) and Velda Farms(R), as well as Celta(R) in Spain. Suiza also sells products under partner or licensed brands in certain regions, including Borden(R), Foremost(R) and Pet(R). Additionally, the company owns approximately 43% of Consolidated Container Company, one of the nation's largest manufacturers of rigid plastic containers.

Forward-Looking Statement

Some of the statements in this press release are "forward-looking" and are made pursuant to the safe harbor provision of the Securities Litigation Reform Act of 1995. These "forward-looking" statements include statements relating to the company's expectations regarding its proposed merger with Dean Foods. These statements involve risks and uncertainties, which may cause results to differ materially from the statements set forth in this press release. The company's ability to close the proposed transaction on the terms and in the timeframe contemplated depends primarily on the company's ability to obtain regulatory approval for the transaction on the terms and within the timeframe contemplated. Other risks relating to the proposed merger with Dean Foods are identified in the joint press release of the company and Dean Foods filed by the company with the Securities and Exchange Commission with its Form 8-K dated April 5, 2001, as amended on April 10, 2001. The forward-looking statements in this press release speak only as of the date of this release. Suiza expressly disclaims any obligation or undertaking to release publicly any updates or revisions to such statements to reflect any change in its expectations with regard thereto or any changes in the events, conditions or circumstances on which any such statement is based.


Other Legal Information

Suiza Foods and Dean Foods have filed with the SEC a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed merger. In addition, Suiza Foods and Dean Foods will prepare and file a definitive joint proxy statement/prospectus and other relevant documents concerning the proposed merger. Investors are urged to read the definitive joint proxy statement/prospectus, when it becomes available, and any amendments or supplements to the definitive joint proxy statement/prospectus as well as any other documents filed with the SEC, because they will contain important information concerning the proposed merger. Investors will be able to obtain the definitive joint proxy statement/prospectus and other documents filed with the SEC free of charge at the SEC's website (http://www.sec.gov ). In addition, the definitive joint proxy statement/prospectus and other documents filed by Dean Foods and Suiza Foods with the SEC may be obtained free of charge by contacting Dean Foods, 3600 North River Road, Franklin Park, Illinois 60131, Attention: Investor Relations (Tel: 847-678-1680) or Suiza Foods, 2515 McKinney Avenue, Suite 1200, Dallas, Texas 75201, Attention:
Investor Relations (Tel: 800-431-9214).

Suiza Foods, Dean Foods and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Suiza Foods and Dean Foods in favor of the transaction. The directors and executive officers of Suiza Foods and their beneficial ownership of Suiza Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Suiza Foods. The directors and executive officers of Dean Foods and their beneficial ownership of Dean Foods common stock are set forth in the proxy statement for the 2000 annual meeting of Dean Foods. You may obtain the proxy statements of Suiza Foods and Dean Foods free of charge at the SEC's website (http://www.sec.gov ). Stockholders of Suiza Foods and Dean Foods may obtain additional information regarding the interest of such participants by reading the joint proxy statement/prospectus.



                               (Tables to follow)

                             SUIZA FOODS CORPORATION
                             CONDENSED BALANCE SHEET
                                 (IN THOUSANDS)


                                                             JUNE 30,         DECEMBER 31,
ASSETS                                                         2001              2000
                                                          --------------    --------------
Cash and cash equivalents                                 $       22,938    $       31,110
Other current assets                                             795,980           786,821
                                                          --------------    --------------
     Total current assets                                        818,918           817,931

Property, plant & equipment                                    1,006,372         1,003,769

Intangibles & other assets                                     1,935,678         1,958,778
                                                          --------------    --------------
     Total Assets                                         $    3,760,968         3,780,478
                                                          ==============    ==============

LIABILITIES AND STOCKHOLDERS' EQUITY

Total current liabilities                                 $      689,071    $      699,908

Long-term debt                                                 1,135,583         1,225,045

Other long-term liabilities                                      171,553           157,816

Mandatorily redeemable TIPES                                     584,323           584,032

Minority interest in subsidiaries                                524,271           514,845

Stockholders' equity:
  Common stock                                                       277               273
  Additional paid-in-capital                                     182,151           166,381
  Retained earnings                                              489,983           433,309
  Other comprehensive income                                     (16,224)           (1,111)
                                                          --------------    --------------
     Total stockholders' equity                                  656,187           598,832
                                                          --------------    --------------
     Total Liabilities and Stockholders' Equity           $    3,760,968    $    3,780,478
                                                          ==============    ==============

                              SEGMENT INFORMATION
                             (DOLLARS IN THOUSANDS)


                                                         THREE MONTHS ENDED              SIX MONTHS ENDED
                                                               JUNE 30,                       JUNE 30,
                                                     ---------------------------    ----------------------------
                                                         2001           2000           2001            2000
                                                     ------------   ------------    ------------    ------------
Revenue
  Suiza Dairy Group                                  $  1,242,045   $  1,165,529    $  2,444,862    $  2,287,534
  Morningstar Foods                                       186,203        169,440         359,702         328,644
  Corporate / Other                                        98,826         99,385         196,863         212,317
                                                     ------------   ------------    ------------    ------------
  Consolidated                                       $  1,527,074   $  1,434,354    $  3,001,427    $  2,828,495
                                                     ============   ============    ============    ============

Operating Income before Non-Recurring Items
  Suiza Dairy Group                                  $     75,930   $     82,299    $    149,655    $    144,697
  Morningstar Foods                                        24,748         23,337          46,265          43,790
  Corporate / Other                                         2,224         (1,130)         (2,297)         (5,895)
                                                     ------------   ------------    ------------    ------------
  Consolidated                                       $    102,902   $    104,506    $    187,623    $    182,592
                                                     ============   ============    ============    ============

                             SUIZA FOODS CORPORATION
                  (DOLLAR IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                              THREE MONTHS ENDED               SIX MONTHS ENDED
                                                                    JUNE 30,                       JUNE 30,
                                                          ----------------------------    ----------------------------
                                                              2001           2000            2001            2000
                                                          ------------    ------------    ------------    ------------
Net sales                                                 $  1,527,074    $  1,434,354    $  3,001,427    $  2,828,495

Cost of sales                                                1,163,947       1,074,136       2,281,774       2,128,118
                                                          ------------    ------------    ------------    ------------
  Gross profit                                                 363,127         360,218         719,653         700,377

Operating costs and expenses                                   260,225         255,712         532,030         517,785
Plant closing costs                                                 --           1,190             843           2,964
                                                          ------------    ------------    ------------    ------------
  Operating income                                             102,902         103,316         186,780         179,628

Interest expense & financing charges on
 preferred securities                                           34,329          35,309          70,027          70,940
Equity in earnings of unconsolidated affiliates                 (1,186)         (3,535)         (2,859)         (5,404)
Other (income) expense                                            (189)           (528)            502          (1,075)
                                                          ------------    ------------    ------------    ------------
  Income before income taxes and minority interest              69,948          72,070         119,110         115,167

Income taxes                                                    25,982          27,700          44,649          43,879
Minority interest                                                9,363          10,837          16,341          17,161
                                                          ------------    ------------    ------------    ------------
  Net income before extraordinary items                         34,603          33,533          58,120          54,127

Extraordinary gain                                                  --              --              --           4,968
Cumulative effect of accounting change                              --              --          (1,446)             --
                                                          ------------    ------------    ------------    ------------
  Net income                                              $     34,603    $     33,533    $     56,674    $     59,095
                                                          ============    ============    ============    ============
  Net income before non-recurring items                   $     34,603    $     34,352    $     58,449    $     55,626
                                                          ============    ============    ============    ============
Diluted EPS before non-recurring items                    $       1.11    $       1.06    $       1.92    $       1.77
                                                          ============    ============    ============    ============
Diluted cash EPS before non-recurring items               $       1.31    $       1.25    $       2.33    $       2.14
                                                          ============    ============    ============    ============
Basic earnings per share:
  Income before extraordinary items                       $       1.26    $       1.16    $       2.11    $       1.87
  Extraordinary gain                                                --              --              --            0.17
  Cumulative effect of accounting change                            --              --           (0.05)             --
                                                          ------------    ------------    ------------    ------------
  Net income                                              $       1.26    $       1.16    $       2.06    $       2.04
                                                          ============    ============    ============    ============
  Basic average common shares (000's)                           27,560          28,897          27,458          28,984

Diluted earnings per share:
  Income before extraordinary items                       $       1.11    $       1.04    $       1.91    $       1.73
  Extraordinary gain                                                --              --              --            0.13
  Cumulative effect of accounting change                            --              --           (0.04)             --
                                                          ------------    ------------    ------------    ------------
  Net income                                              $       1.11    $       1.04    $       1.87    $       1.86
                                                          ============    ============    ============    ============
  Diluted average common shares (000's)                         36,114          37,322          35,948          37,470

Summary Financial Information:
  Depreciation                                            $     24,008    $     24,052    $     47,830    $     48,097
  Amortization of intangibles                             $     13,457    $     12,994    $     26,798    $     25,699
  Amortization shown in interest expense                  $        666    $      1,141    $      1,332    $      2,265